August 31, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathryn McHale

  Re:
  NetSpend Holdings, Inc.
  Registration Statement on Form S-1
  Filed July 15, 2010
  File No. 333-168127

Ladies and Gentlemen:

        Set forth below are the responses of NetSpend Holdings, Inc. (the "Company") to the comments contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated August 12, 2010, with respect to the above-captioned filing.

        For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Company's response to each comment or request is set forth immediately below the text of the applicable comment or request. The Company is concurrently filing Amendment No. 1 to the Form S-1 via EDGAR. Five marked copies of the amendment are included with the hard copy of this letter to facilitate your review.

General

1.
Please provide a price range, indicate the number of shares being offered, and fill in all corresponding blanks as soon as possible. Since the price range, in particular, triggers a number of disclosure matters, we will need sufficient time to review the amendments when it is included.

        Response:    We acknowledge the Staff's need for sufficient time to review the disclosures triggered by the inclusion of the price range, and we will provide a price range, indicate the number of shares being offered and fill in all corresponding blanks as soon as possible.

2.
Please update your filing to reflect the most current information. For example, we note that you refer to pending legislation that has since passed and your plans to cease offering gift cards in August 2010.

        Response:    In response to the Staff's comment, we have updated our disclosure throughout Amendment No. 1 to reflect the most current information as of the date hereof.

3.
Please revise the registration statement to provide updated financial statements as required by Rule 3-12 of Regulation S-X and provide a current consent.

        Response:    We have updated our financial statements and related disclosure throughout the filing in compliance with the requirements of Article 3-12 of Regulation S-X. We have also filed current consents of each of the Company's and Skylight Financial, Inc.'s independent registered public accounting firm as Exhibits 23.1 and 23.2, respectively, to Amendment No. 1 to the S-1.

Prospectus Summary

Overview, page 2

4.
In your discussion of your retail distributors and reload locations, please clarify whether all of these locations are in the United States.

        Response:    In response to the Staff's comment, we have revised our disclosure throughout the S-1 to clarify that all retail distribution and reload locations are in the United States.

Risk Factors, page 4

5.
Please state the risk presented by the 4th bullet point in this section regarding MetaBank and other issuing banks.

        Response:    We have revised our disclosure on page 4 in response to the Staff's comment.

Risk Factors, page 11

6.
Please revise your Risk Factor section to present only those material risks that affect the issuer or the securities being issued. Do not present risks that could apply to any issuer or any offering. We note that many of your risks are generic and some point to future potential risks that do not currently exist. Other risk factors point broadly to regulations that may or may not be applicable to your business (any material information about regulatory impact, that is not already included, should be added to the regulatory section). One risk factor applies to SEC regulation which serves to benefit the company and shareholders and does not appear to present a material risk. Another risk factor, pertaining to patent infringement, appears to be generic like the others, when in fact it is a risk that seems very relevant in the context of prior and pending litigation. Please revisit this section in its entirety and revise to effectively communicate the risks to investors.

        Response:    We acknowledge the Staff's comments and have revised the Risk Factors section accordingly to present only material risks that affect the Company or the securities being issued.

7.
Similarly, the risk factor headings should clearly state the risk and the following discussion should be concise. We note that several of your current risk factors require multiple pages to communicate the risk; consider breaking these into multiple risk factors that are clear and concise.

        Response:    We acknowledge the Staff's comments and have revised the Risk Factors section accordingly.

8.
Please avoid making statements such as "there can be no assurance" and "we cannot guarantee" that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

        Response:    In response to the Staff's comment, we have revised the disclosures in the Risk Factors section to eliminate such language.

9.
We note that multiple risk factors refer to your highly concentrated distribution and reload network and its small size relative to your competitors. On the other hand, throughout the prospectus, you refer to your "extensive and diverse distribution and reload network" as a competitive strength. Please reconcile this disclosure.

        Response:    In response to the Staff's comment, we have revised the disclosure on page 12 to remove any inference that our distribution and reload network is small relative to our competitors.

Although a material portion of our revenues have historically been generated through cards distributed by our largest distributor, Ace Cash Express, Inc., approximately 63% of our revenues during 2009 were attributable to cards distributed through other distribution sources, none of which accounted for more than 10% of our revenues. As of June 30, 2010, our distribution network consisted of approximately 500 retail distributors at over 39,000 locations in the U.S. (of which only 1,458 were ACE locations), and we offered reload services at over 100,000 locations in the U.S (of which only 1,458 were ACE locations). We believe that this network provides us with a competitive advantage as we continue to grow and expand our business. While our relationship with ACE is very important to our business, we expect that revenues attributable to cards distributed by ACE will continue to decrease as a percentage of our total revenues in the future.

We are subject to extensive and complex federal and state regulation relating to the distribution of our GPR cards through corporate employers and new regulations and/or changes to existing regulations could adversely affect our business, page 16

10.
If you deem this a material risk in light of comment 6, please list the states that have taken the position that state law prohibits the use of payroll cards for the purpose of remitting wages or other compensation.

        Response:    We have revised the disclosure on page 15 in response to the Staff's comment.

Limitations on the amount of interchange fees that may be charged to merchants which are fixed by the card and associations and network organizations could decrease our revenues and negatively impact our business and financial performance. page 17

11.
If you deem this a material risk in light of comment 6, please revise to indicate whether your GPR cards currently charge these fees and whether the exemption would therefore not be available to your cards. If this is the case, please discuss the financial impact the loss of these fees would have using your 2009 financial results.

        Response:    We acknowledge the Staff's comment and respectfully advise the Staff that the applicability to our products of these limitations to the exemption of GPR cards from the legislation remains to be determined. It is not entirely clear from the legislation as enacted precisely which fees will be deemed "overdraft fees," because the term is not defined in the statute, or whether a card program that does not have a "designated automated teller machine network" as defined in the statute will be required to refrain from charging a fee for the first in-network transaction each month in order to be eligible for the exemption for GPR cards. We expect the applicability of the limitations to become clearer as the Federal Reserve Board develops its implementing regulations. We further believe that, depending on the outcome of those rulemaking clarifications, we will be able to more definitively assess the applicability of these limitations to our business and evaluate whether they will have a material impact on our business and financial performance.

        In addition to the iAdvance line of credit offered by MetaBank, certain of our issuing banks currently offer fee-based overdraft protection features to some of our cardholders. Our issuing banks also currently charge a fee for the first ATM withdrawal per month to most of our cardholders (generally those originated through our retail distributors and direct-to-consumer and online marketing programs, but not those originated through corporate employers), although it is not clear from the language of the statute whether any of the ATM networks that our customers may currently access qualifies as a "designated automated teller machine network" as defined in the statute. Quantification or predictions as to the materiality of the impact of the interchange limitations will depend upon the ultimate outcome of the Federal Reserve Board's implementing regulations with respect to all of the relevant aspects of the interchange provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, including how the Federal Reserve codifies the availability and scope of the GPR card and small-issuer exceptions from those limitations, and the applicability and scope of the conditions to those exemptions, as well as the manner in which any resulting changes to interchange rules are implemented by the card associations. Accordingly, although we believe that we will be able to assess the financial and business impact of those changes, and modify our product features as appropriate to minimize any adverse impact of those government regulations and card association implementation, we feel that without the benefit of even proposed rules, it is premature to attempt to accurately assess what the ultimate impact of the limitations will be, and therefore believe that it is appropriate and important to identify the potential risks and uncertainties associated with this legislation and future regulations to investors.

Our card programs are subject to strict regulation under federal law regarding anti-money laundering and anti-terrorist financing. Failure to comply with such laws. or abuse of our card programs or purposes of money laundering or terrorist financing, could have a material adverse impact on our business, page 18

12.
Please revise to indicate whether FinCEN has issued a formal written opinion to you confirming your conclusion that you are not required to be registered as a money services business.

        Response:    In response to the Staff's comment, we have revised the disclosure on page 17 to clarify that we have requested, but not yet received, a formal written opinion from FinCEN.

We and our distributors may be subject to claims of infringement, page 21

13.
Please include your specific experience with these types of claims, including current pending litigation.

        Response:    In response to the Staff's comment, we have revised the disclosure on page 21 to include specific reference to our experience with claims of infringement.

We are subject to risks and write-offs resulting from fraudulent activities, page 22

14.
For both this risk factor and the following risk factor, please include detail regarding your historical loss experience.

        Response:    In response to the Staff's comment, we have revised the disclosure on page 22 to include additional information regarding our historical loss experience.

        We supplementally advise the Staff that fraud and other losses may result from the application of card association and network organization rules and regulations, the timing of settlement of card transactions, the assessment of certain fees charged by our issuing banks, participation in the overdraft programs of our issuing banks, as well as from fraudulent activities. Because all of these activities may result in losses, we have not historically differentiated between overdrawn balances resulting from these different types of activities. As noted on our Consolidated Statements of Cash Flow, the provision for cardholder-related losses resulted in $2.6 million, $2.4 million, and $4.9 million of expense during the years ended December 31, 2007, 2008, and 2009, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Our Results of Operations

Operating Revenues, page 44

15.
We note your reference to your operating revenues including fees charged in connection with a third party processing services agreement with a large national bank that you terminated in 2009. You also state that your current arrangements with banks do not provide the same revenue opportunities. Please discuss here (or provide a cross reference to the disclosure in another section), and include a risk factor if appropriate, what impact the loss of this revenue will have on your financial results.

        Response:    We acknowledge the Staff's comments and supplementally advise the Staff that our 2009 revenues related to the third party processing services agreement were less than $0.4 million. In 2010, we expect to have no revenue attributable to processing services, resulting in future lost revenue of less than $0.4 million. In accordance with the requirements of Regulation S-X, Rule 303(a)(3), we did not disclose the expected loss of revenue or include a risk factor because we do not deem the loss material in light of current and future expected operating results.

Comparison of Three Months Ended March 31, 2009 and 2010

Operating Revenues, page 50

16.
So that a reader will have a better understanding of the various revenue generating sources and the corresponding impact on operating revenues, your discussion should be expanded to address the reasons for the increases or decreases in each of the various types of service revenues recognized between the periods presented. For example, you should quantify the growth in new cards (i.e. activations) and how this growth has impacted each type of service generated fee, whether in the form of transaction fees on a daily, monthly or annual basis and how maintenance and any other type of fee has been impacted. Address whether there has been any changes in the fee structures and how these changes have impacted revenues. This information should be addressed for all periods presented.

        Response:    In response to the Staff's comment, we have modified the disclosures for all periods presented to indicate the underlying changes in drivers for service fee revenue and interchange revenue growth, and to indicate periods in which significant rate changes occurred. In addition, we have disclosed the portion of revenue attributable to gift cards, which represented a significant historical revenue stream that we made a decision to discontinue in 2010.

17.
We note that in June of 2010 ACE initiated arbitration against the Company for breach of the distribution agreement, as well as the related disclosure that the dispute had been resolved and that modifications were made to the existing distribution agreement. Given that ACE is the largest distributor of the Company's cards and accounted for approximately 37% of total revenues in fiscal 2009, please address the nature of the modifications as well as the impact they will have on future operating results. Additionally, tell us whether these modifications have been adequately reflected within the current exhibit 10.19 to the registration statement. If they have not, please file the most current amendment.

        Response:    We acknowledge the Staff's comment and respectfully advise the Staff that, as disclosed on page 12, we have reached an agreement on the terms of certain modifications to our existing distribution agreement with ACE. The nature of the terms of the modifications relate to (i) restrictions on our ability to directly market to individuals that have purchased NetSpend cards at an ACE location, (ii) restrictions on the ability of ACE to market NetSpend cards distributed through ACE to NetSpend cardholders who acquired their cards through our direct-to-consumer and online marketing programs, (iii) the offering of an opt-in overdraft feature on cards distributed at ACE locations and (iv) the offering of a new card product by ACE. The new card product includes a lower monthly subscription fee than the standard card distributed at ACE locations, however, we do not anticipate a decrease in revenues resulting from the lower monthly subscription fee due to the anticipated increase in the volume of active cards, the anticipated increase in cardholder retention and the supplemental revenue generated by enhancing cardholder features offered on the card.

        The terms of the modifications do not materially change ACE's commission rates (other than the fact that ACE will be entitled to a portion of the overdraft program management fees paid to us arising from overdraft fees collected with respect to ACE cards) and we do not expect the modifications to have a material impact on our consolidated financial results for 2010. We have not addressed the impact of the terms of these modifications on future operating results because we do not expect the impact to be material.

        The terms of the modifications are set forth in a memorandum of understanding that has yet to be executed by the parties. The parties have entered into a letter agreement pursuant to which (i) the parties agreed to the form of the memorandum of understanding and (ii) the parties agreed to execute the memorandum of understanding following the approval of the memorandum by a majority of the disinterested members of ACE's board of directors (as required by ACE's indenture) or at such time as the approval of the disinterested board members is no longer necessary under the terms of ACE's indenture. We will file the memorandum of understanding once it has been executed by the parties.

Sources of Financing, page 62

18.
If appropriate, please add a section in "Risk Factors" which reflects your disclosure that the maximum amounts you are contractually permitted to borrow under your current credit facilities could limit your flexibility in obtaining additional financing and in pursuing other business opportunities.

        Response:    We have provided additional disclosure on page 26 in response to the Staff's comment.

Critical Accounting Policies and Estimates

Revenue Recognition, page 64

19.
Please revise your revenue recognition critical accounting policy to specifically address the following;

•
Disclose the timeframe (i.e. average account life) over which the fees for the initial sale of both GPR cards and gift cards are recognized;

•
Address whether the company charges a fee for the purchase as well as the subsequent activation of the cards sold as well as the related accounting;

•
Address the monthly and annual fee arrangements and how maintenance revenue is recognized on these types of arrangements;

•
Address how maintenance fees are recognized on non-monthly and annual arrangements;

•
Describe the fees charged to distributors and other third parties addressing how these revenues are recognized;

•
Address how fees charged at retail locations for card reload transactions are recognized; and

•
Address how you have concluded that the revenue recognition in each of these situations described above has resulted in the culmination of discrete earnings process.

        Response:    In response to the Staff's comments, we have revised our disclosure on page 63.

        We supplementally advise the Staff that:

  •
  The timeframe (i.e. average account life) over which the fees for the initial sale of both GPR cards and gift cards are recognized has been addressed in the revised disclosure.

  •
  The Company does not charge independently for card sales and card activations. The Company uses the terms "card sales" and "card activations" interchangeably. In the revenue recognition policy disclosures, references to "card sales" have been replaced with "card activations."

  •
  Certain fees for debit transactions are waived for cardholders who pay monthly or annual subscription fees. Maintenance fees differ from subscription fees and are charged for card inactivity. Maintenance fees are charged irrespective of whether the cardholder has purchased a monthly or annual subscription.

  •
  Maintenance fees on inactive cards are charged monthly in accordance with the terms and conditions of the cardholder agreement. The Company recognizes maintenance revenue in the month the maintenance fee is charged.

  •
  We have revised the disclosure to describe the fees charged to distributors and other third parties and how the related revenues are recognized.

  •
  We have revised the disclosure to describe how fees charged at retail locations for card reload transactions are recognized.

  •
  As stated in the disclosure, the Company recognizes revenue for each revenue- generating transaction when there is persuasive evidence of an arrangement, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

        We believe that in each of the situations described above, other than the card activation and the annual subscription fees, the earnings process is complete when the transaction is either charged to the cardholder based upon the terms and conditions of the cardholder agreement or charged to the third party based upon our agreement with the third party. In the instance that the cardholder is charged a card activation fee, the fees are recognized over the average account life. The annual subscription fee is recognized ratably over the annual period to which the fee relates.

Valuation of Common Stock, page 65

20.
Please revise to disclose, in greater detail, the significant additional factors considered and assumptions made in determining the fair value of the underlying common stock at each option grant date within the last 12 months. Your disclosures should describe and quantify each of the significant assumptions for each of the valuation periods and describe the basis for those determinations. Your disclosures should address how the market and income approaches were weighted at each valuation date and explain the basis for that weighting.

        Response:    The disclosure has been revised on pages 65-67 in response to the Staff's comment. In addition, we have included descriptions of significant intervening events within the Company and changes in assumptions as well as the weighting and selection of valuation methodologies employed in determining the fair value of the common stock.

21.
Discuss, in greater detail, each significant factor contributing to the difference between the estimated IPO price and the fair value determined, as of the date of each grant and equity-related issuance. Your reconciliation should describe significant intervening events within the company and changes in assumptions as well as the weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement. For example, we note the repurchase of treasury shares which occurred during the quarter ended March 31, 2010 as well as the equity transaction in fiscal 2009 with Rogelio Sosa, the former founder, executive officer and director (as disclosed on page 121).

        Response:    The disclosure has been revised on pages 65-67 in accordance with the Staff's comment as further described in our response to comment 20 above. We will continue to update these disclosures once an estimated IPO price has been determined and as amendments to the S-1 are filed.

22.
Tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock.

        Response:    We acknowledge the Staff's comment and respectfully advise the Staff that we have not yet identified a proposed IPO price. Since 2007, we have periodically explored the possibility of an initial public offering both internally as well as with external advisors. Substantive discussions with the underwriters that led to the filing of the Registration Statement began in the Spring of 2010. At the time, the underwriters suggested a broad range of potential valuations. To date, we have not discussed a proposed IPO price with the underwriters, nor have the underwriters communicated an estimated price range to us. We will provide this information as soon as it becomes available.

23.
Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

        Response:    We acknowledge the Staff's comment and respectfully advise the Staff that we have not yet determined an estimated IPO price. Upon determination of the estimated IPO price, we will revise the disclosure to include the intrinsic value of all outstanding vested and unvested options in response to the Staff's comment.

24.
Please revise the table on page 65 to include the "Fair Value per share of Common stock" as well as the "Fair Value weighted average per share fair value of the options" for each of the periods presented.

        Response:    We have revised the disclosure on page 64 in response to the Staff's comment.

Cardholders' Reserve, page 66

25.
We note you continue to recognize increasing levels of provisions and charge-offs. So that the reader will have a better understanding of the nature of and types of losses for which exposed exists, please address the following:

•
Address the reasons and basis for the Company charging an inactivity maintenance fee when an account is inactive or there are insufficient funds on an individual card;

•
Address how you determine the collectability of these maintenance fees on the date these revenues are recorded;

•
Address the actual collectability rates of these receivables on these types of cards;

•
Explain to us the nature of the "cushion" provided to certain cardholders which allows them to overdraw their accounts without a fee;

•
Explain to us the nature of the MetaBank iAdvance line of credit and overdraft protection and how this service impacts the revenue recognition policies of the Company; and

•
Address your charge-off policies as it relates to these types of receivables.

        Response:    In response to the Staff's comment, we have provided additional disclosure on page 67 to address our charge-off policies that relate to these types of receivables. We supplementally advise the Staff that:

  •
  We charge inactivity or maintenance fees on our cards because we maintain, monitor and manage complex and costly information systems that must stand ready to process transactions irrespective of whether the cardholder actually initiates a transaction. Similarly, we maintain a substantial customer service apparatus that likewise must stand ready to serve our cardholders irrespective of their individual utilization of such services. The costs associated with the information technology and customer service infrastructure are substantial. Maintenance fees are not charged on cards with insufficient funds.

  •
  Maintenance fees are not charged if the cardholder's balance equals zero or is negative, so collectability is reasonably assured for all maintenance fees and is generally collected upon their assessment. Given that maintenance fees are unrelated to cardholder reserves, we do not believe it is appropriate to add disclosure pertaining to this topic.

  •
  With respect to provisions and chargeoffs related to these reserves, please see our response to comment 14 above where we have more fully addressed this matter.

  •
  We provide certain of our cardholders with a purchase cushion on their accounts, which allows qualifying customers to overdraw their accounts by a nominal amount (ranging from $0.01 to $10.00) without an overdraft fee. We believe this cushion is a valuable part of our card program.

  •
  MetaBank's iAdvance line of credit is an optional line of credit offered by MetaBank to qualifying cardholders. We receive a marketing fee from MetaBank with respect to each cardholder account for which at least one advance is made during any calendar month. We record revenue for these marketing fees as we fulfill our responsibilities under our marketing agreement with MetaBank.

Business

Valuable and Loyal Customer Base, page 72

26.
Please provide a comparison to the retention rates of your competitors. Also, to the extent available, please provide statistics regarding card usage and retention, both current percentages and trends over the last five years.

        Response:    In response to the Staff's comment that we provide a comparison to the retention rates of our competitors, we advise the Staff that our belief that our retention rates are among the highest among GPR card providers is based on anecdotal evidence obtained in the ordinary course of our business. We believe that any attempt to make a direct comparison to a competitor may be potentially misleading to investors, as card issuers do not necessarily use the same metrics for determining retention. For example, as noted in Green Dot's Amendment No. 7 to Form S-1 filed on July 19, 2010, Green Dot's average card lifetime as of the filing was nine months. However, Green Dot measures the card lifetime as the period of time, inclusive of reload activity, between sale (or activation) of a card and the date of the last positive balance on that card. We measure our average lifetime of a card account, which was eleven months as of June 30, 2010, as the period of time between the date the card is initially loaded with funds and the last date the card is considered an active card. As a result, we believe any attempt to compare our calculation of retention to that of other card issuers would be confusing and potentially misleading.

        In response to the Staff's comment requesting that we provide statistics regarding card usage and retention, including percentages and trends over the last five years, we respectfully advise the Staff that our disclosure in this section regarding retention is intended to provide the investor with information regarding our current average cardholder lifetime and the differences between the retention rates of cardholders with direct deposit and those without direct deposit. Data with respect to card usage and retention in prior periods would be very difficult for the Company to compile and would not, in the Company's view, provide meaningful additional information to investors. In addition, because we acquired Skylight Financial in 2008, comparing the average lifetime of our cardholders as of June 30, 2010, which includes cards distributed through Skylight Financial, with the average lifetime of our cardholders as of June 30, 2008 and for prior years, which would not include cards distributed through Skylight Financial, could potentially be misleading to investors.

Management

Executive Officers and Directors, page 89

27.
We note the academic and business credentials you have provided for each director. In addition to this disclosure, please "briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure," as contemplated by Item 401(e)(l) of Regulation S-K.

        Response:    We respectfully advise the Staff that, as disclosed on page 91, all of our directors were elected pursuant to the contractual board composition provisions of our stockholders agreement, which provisions will terminate upon completion of this offering. As a result, while the board has considered the qualifications and business experiences of each current director in connection with this offering, the decision that each person should serve as a director was contractual and the disclosure contemplated by Item 401(e)(1) of Regulation S-K is not applicable.

28.
Please confirm that you have listed all of the companies for which Mr. Rodriguez serves as a director, as required by Item 401(e)(2) of Regulation S-K.

        Response:    We acknowledge the Staff's comment and confirm that Mr. Rodriguez does not serve as a director of any companies required to be listed by Item 401(e)(2) of Regulation S-K.

Components of our Executive Compensation Programs, page 102

29.
Please specify how you determined the exercise price of the stock options granted to Mr. Harris in July 2010.

        Response:    We have revised the disclosure on page 103 in response to the Staff's comment. Additional information regarding the grant to Mr. Harris has also been added on page 67.

Grants of Plan-Based Awards, page 105

30.
Your disclosure on page 99 and 100 seems to indicate that you have plan based compensation that should be reported in the Grants of Plan-Based Awards table. Please incorporate this disclosure or explain to the staff your rationale for not including it.

        Response:    We have revised the disclosure on page 106 in response to the Staff's comment.

Employment Agreements, Severance Benefits and Change in Control Provisions, page 105

31.
Please consider incorporating the arrangements you have made with Mr. Gresham into this section in order to provide investors with the most thorough understanding of your current compensation policies. Similarly, if you expect Mr. Gresham's salary to deviate substantially from Mr. Cotroneo's salary, consider adding that information by footnote to the Summary of Compensation Table on page 104.

        Response:    We have revised the disclosure on pages 105-108 in response to the Staff's comment.

Principal and Selling Stockholders, page 119

32.
We note the designation "other selling stockholders" at the bottom of the Beneficial Owners table. Please revise to add the names of the additional selling stockholders. Refer to Item 507 of Regulation S-K.

        Response:    We acknowledge the Staff's comment and respectfully advise the Staff that information regarding selling stockholders is not yet available. We confirm that the requested information will be included as soon as possible.

Transactions with Our Executive Officers, Directors, and 5% Stockholders, page 121

33.
We note your disclosure in this section regarding ACE Cash and JLL. However, we also note that one of your directors, Mr. Rodriguez, is an affiliate of JLL partners, We also note that you have agreements with ACE Cash of an ongoing nature that contemplate future negotiation and collaboration. Please include disclosure regarding Mr. Rodriguez and this agreement. Also, please confirm that this agreement will be subject to independent scrutiny by the Board in the future.

        Response:    In response to the Staff's comment, additional disclosure has been provided on page 123. We confirm that this agreement has been subject to scrutiny by the disinterested members of the board of directors in the past, and will continue to be subject to scrutiny by the disinterested members of the board of directors in the future.

        In addition, we supplementally advise the Staff that disclosure has been added on pages 123-124 regarding transactions with Sutherland Global Services, Inc., or Sutherland, one of our external customer service providers. Sutherland is partially owned by Oak Investment Partners X, LP and Oak X Affiliates Fund, LP, or the Oak Funds, and two of our directors are affiliates of the Oak Funds. Our contract with Sutherland was the result of a competitive bidding process, and we confirm that any future negotiations or modifications to the agreement with Sutherland will be subject to scrutiny by the disinterested members of the board of directors.

Financial Statements

Consolidated Statement of Operations, page F-4

General

34.
Please revise your presentation to disclose related party transactions separately on the face of the financial statements (e.g. those with ACE Cash Express) in accordance with Rule 4-08(k) of Regulation S-X.

        Response:    In response to the Staff's comment, we have revised our presentation to parenthetically disclose related party amounts separately on the face of the financial statements. In addition, we have revised the disclosure on page 122 to clarify the portion of our revenues earned from transactions with ACE Cash Express. On the face of our financial statements, we disclose the revenues earned directly from our transactions with ACE or at an ACE location, which include revenues from initial card activations performed at ACE locations, net of related commissions, and fees paid to us by ACE for over-the-counter withdrawals performed by cardholders at ACE locations.

        We supplementally advise the Staff that, although approximately one-third of our revenues for each of the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2010 was generated by cardholders acquired through ACE, the portion of those revenues earned from transactions with ACE was $1.4 million in 2007, $1.6 million in 2008, $2.9 million in 2009, and $2.3 million for the six months ended June 30, 2010, representing 1.1%, 0.9%, 1.3%, and 1.7% of our revenues, respectively. The remaining ACE-related revenues were earned from transactions initiated and paid for by ACE-generated cardholders for which ACE earns commissions. As a result, the total revenue concentration from cardholders acquired at ACE is addressed in Note 2—Significant Concentrations on page F-12, as these are revenues earned from cardholders based upon transactions they perform and terms and conditions of their cardholder agreements, and has been removed from Note 16—Certain Relationships and Related Party Transactions on page F-40.

35.
Given that the Company has both class A and B common stock outstanding, please revise to provide the two-class method earnings per share presentation. Refer to ASC 260-10-45 paragraphs 59A-60B as well as the disclosure requirements of ASC 260-10-50.

        Response:    We acknowledge the Staff's comment and respectfully advise the Staff that, while the Company currently has two classes of common stock, the only difference between the two classes of common stock is that class A common stock has voting rights and class B common stock does not. Shares of class B common stock are convertible into shares of class A common stock on a 1-to-1 basis. Neither class of common stock participates in dividends according to a predetermined formula, nor do the classes of common stock have different dividend rates or prior or senior rights to dividends relative to the other class of common stock. Although there are currently two classes of common stock, we plan to reclassify both classes into one class called common stock in connection with the initial public offering. We have revised the disclosure on pages F-31 to F-33, and F-50 to F-52 to reflect the two class method assuming the conversion of class B common stock to class A common stock as we believe it is more informative given our plan to reclassify both classes of common stock to one class.

Notes to Consolidated Financial Statements

Note 4: Acquisitions, page F-14

36.
Please revise to disclose the fair value attributable to both classes of common stock issued in conjunction with the Skylight Financial acquisition in July of 2008.

        Response:    We have revised the disclosure on page F-15 in response to the Staff's comment. We supplementally advise the Staff that at the time of the Skylight acquisition both class A and class B common stock were valued at $3.47 per share. As such, $58.7 million of the fair value was attributable to class A common stock and $34.8 million was attributable to class B common stock.

37.
We noted from your disclosure on F-27 (Restricted Stock) that certain restricted stock awards were granted to key Skylight employees as part of the acquisition. Tell us if you included the fair value of the restricted stock in your purchase price. Please advise, and revise as necessary. In this regard, please confirm your purchase price includes the fair value of all equity instruments (options, warrants, etc.).

        Response:    In response to the Staff's comment, we have updated the disclosure on page F-29 to more accurately reflect that certain shares issued by the Company in the Skylight acquisition were subject to forfeiture to the Company in the event that restricted shares of Skylight Holdings I, LLC held by certain employees of Skylight were forfeited, cancelled or otherwise did not vest. As such, the Company has accounted for the shares that are subject to forfeiture as restricted stock. In accordance with ASC 805 Business Combinations sections 805-30-55-21 and 805-30-55-22, since the deemed restricted stock requires service after the acquisition date, the fair value of the deemed restricted stock is not included in the purchase price, but is recognized as compensation expense on a straight-line basis as the forfeiture restrictions lapse. We confirm that there were no equity instruments granted in conjunction with the Skylight business combination.

38.
Address the accounting literature followed when determining to include the $30 million dividend paid to NetSpend shareholders as part of the business combination of Skylight Financial.

        Response:    In response to the Staff's comment, we advise that the $30.0 million dividend was not considered part of the purchase price of Skylight Financial. The dividend was declared on July 7, 2008 to the stockholders of record immediately prior to the consummation of the merger with Skylight. A pre-dividend valuation was performed and a post-dividend valuation was performed. The post-dividend valuation is the price per share at which the merger was consummated. The intent of our previous disclosure was to clarify this point, but we believe the timing of events noted in the disclosure may have been confusing. In response to the Staff's comment, we have modified the disclosure on page F-14 to eliminate the reference to the dividend, as it was not part of the purchase price.

39.
Please revise to include disclosure which addresses what the remaining portion of goodwill is attributable to after taking into consideration the Skylight Financial and Procesa acquisitions.

        Response:    In response to the Staff's comment, we have revised the disclosure on page F-18.

Note 11: Stock-Based Compensation, page F-25

40.
Please consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

•
For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

•
Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

        Response:    The disclosure on pages F-30 and F-59 has been revised in response to the Staff's comments.

41.
In regards to our comment above, please continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

        Response:    We acknowledge the Staff's comment and confirm that all equity related transactions which occurred subsequent to June 30, 2010 are disclosed in footnote 17, Subsequent Events, of the Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2009 and 2010, and we will continue to update this information as pre-effective amendments to the S-1 are made.

Note 14: Commitments and Contingencies

Litigation, page F-36

42.
We note the disclosure as it relates to the patent infringement claim with Alexsam. Please revise to disclose any prior or current accruals for this case that were determined in accordance with ASC 450.

        Response:    In response to the Staff's comment, we have revised the disclosure on page F-39. As disclosed on page F-38 and elsewhere in the S-1, Alexsam's claims assert breach of contract and not patent infringement. We supplementally advise the Staff that, according to ASC 450-25-2, an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

  •
  Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss; and

  •
  The amount of loss can be reasonably estimated.

        In accordance with ASC 450-25-2, we have not accrued a contingent loss because a loss is not probable or reasonably estimable.

Recoveries, page F-37

43.
Please explain to us in greater detail the nature and terms of the settlement with your issuing banks which resulted in the recovery of excess funds for historical fee and chargeback recoveries, Explain what is meant by the terminology "historical fee and chargeback recovery," as well as addressing whether the circumstances which gave rise to the settlement still exists.

        Response:    During 2008, we initiated a reconciliation of the accounts receivable amounts due from our issuing banks. Accounts receivable from the issuing banks represent compensation due to the Company for services provided to the issuing banks, which are based on the fees charged to our cardholders and interchange revenue. This reconciliation was completed in May 2009, and in connection therewith the relevant issuing banks reached a settlement agreement with us acknowledging the final settlement amounts due to the Company.

        To account for this settlement gain, we recorded as income those amounts in the period upon which it was determined with certainty that the funds were appropriately the property of the Company ($1.6 million prior to December 31, 2008 and $9.0 million during 2009). In evaluating the appropriate accounting treatment, we concluded that recording the amounts in 2009 was appropriate as the excess funds were akin to a gain contingency. The amounts had been previously written off as uncollectible, and upon final reconciliation in 2009, we changed its assessment of collectability and recorded the income. Although the amounts principally related to interchange fees and chargeback recoveries, which we would record as either revenues or an offset of direct operating costs in the normal course of operations, due to the fact that the settlement related to historical amounts, management concluded that the most appropriate presentation would be as a settlement gain within operating income with separate disclosure to draw the attention of the users of the financial statements due to the circumstances.

        Since this settlement, we have been resolving our accounts receivable with the issuing banks contemporaneously, so we do not believe that in the future we will need to conduct reconciliations that cover multiple periods similar to the 2009 reconciliation.

44.
We note that management does not believe that the outcome of pending and threatened legal actions and proceedings will have a material adverse effect on the financial position or result of operations of the Company. Please tell us, and disclose if true, that these matters will not have a material adverse effect on your cash flows or liquidity.

        Response:    We acknowledge the Staff's comment and confirm that currently management does not believe that the outcome of pending and threatened legal actions and proceedings will have a material adverse effect on our cash flows or liquidity. In response to the Staff's comment, we have modified our disclosure on page F-40 to clarify this point.

Note 17: Subsequent Events

45.
Please explain the nature and terms of the new card program introduced in January 2010. Tell us how the company evaluates the collectability of the overdrafts and potential losses in light of this new overdraft protection.

        Response:    The overdraft program introduced in January offers eligible cardholders the opportunity to enroll in an overdraft program offered by MetaBank. To enroll in the overdraft program, the cardholder must "opt-in." Pursuant to this program, MetaBank funds certain card transactions that exceed the balance in the relevant card account. If a card has an overdrawn balance of greater than $10, the cardholder has 24 hours to reload the card with sufficient funds to bring the card back to a zero or positive balance without incurring a fee. If the cardholder fails to bring the card back to a zero or positive balance within 24 hours, the cardholder incurs a fee for each transaction approved after the card balance was greater than $10 overdrawn. The cardholder receives an e-mail notification (and a text message if the cardholder is enrolled in our Anytime Alerts program) when an overdraft occurs. When the card returns to a positive balance, the overdraft fee is charged and collected. As compensation for our services rendered to MetaBank in connection with the program, we receive a fee from MetaBank based on the overdraft fees repaid by cardholders.

        We are contractually obligated to purchase any receivable from MetaBank arising from any overdraft that has been outstanding for a specified period of time. We maintain a loss reserve in an amount that is estimated based on the total amount of all overdraft receivables that have been outstanding for such time period, plus a portion of the overdraft receivables that have been outstanding less than such time period that we expect we will be obligated to purchase from MetaBank based on historical experience. We do not expect this program to materially impact operating results or cash flows from operations during 2010.

46.
Please explain how the additional compensation expense in the amount of $.4 million was determined as it relates to the modification of the performance-based options in April 2010. Address how the $1 million of unamortized performance based option expense was determined as well.

        Response:    Prior to April 2010, performance options were scheduled to vest 100% after 6 years of service, unless certain performance conditions were met, in which case the options vested over a 4 year service period. The performance condition only serves to define the period over which the options vest, not as a condition as to whether the option will vest. In April 2010, these options were modified so that the performance conditions include a future earnings target, which based upon management's forecasts are probable of achievement. Achievement of this earnings target will result in a four year vesting period for these options. Since management believes the modified performance condition is probable, we changed our estimate of the vesting period associated with the performance options from six years to four years. Because the new estimated vesting period is shorter than the original, fewer forfeitures are expected which results in additional total compensation expense related to these performance options. In accordance with ASC 718 Compensation—Stock Compensation section 718-10-55-77, the cumulative effect of this change was recognized in the current period, resulting in additional compensation cost of $0.2 million, which was based upon the completion of our analysis of the cumulative impact versus our original estimate of $0.4 million. The $1.0 million of unamortized expense was revised to $1.2 million as a result of our subsequent analysis, and was determined by subtracting the fair market value of the options from previously recognized expense, net of the effect of estimated forfeitures.

47.
Please file any outstanding exhibits, including your legality opinion, as soon as possible so the staff has time to complete its review.

        Response:    We acknowledge the Staff's comment and supplementally advise the Staff that exhibits 10.5, 10.7 through 10.9, 10.11, 10.14 through 10.18 and 10.23 through 10.31 have been filed as exhibits to Amendment No. 1 to the Form S-1. In addition, to assist your review, we have also included supplementally with the hard copy of this letter a draft of the legality opinion of Baker Botts L.L.P. that we intend to file as Exhibit 5.1 to the Form S-1. We confirm that all remaining exhibits will be filed as soon as possible.

* * * * *

        Please direct any questions that you have with respect to the foregoing to me at (512) 531-8662 or to William D. Howell of Baker Botts L.L.P. at (214) 953-6418.

                      Very truly yours,
                      /s/ Christopher T. Brown

                      Christopher T. Brown
                      General Counsel, NetSpend Holdings, Inc.

cc:
Michael L. Bengtson, Baker Botts L.L.P.
William D. Howell, Baker Botts L.L.P.
Robert E. Buckholz, Jr., Sullivan & Cromwell LLP
Erin Magnor
Marc Thomas
Hugh West